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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

ZANETT, INC.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
98906R109
(CUSIP Number)
Claudio M. Guazzoni
Chief Executive Officer
c/o Zanett, Inc.
635 Madison Avenue, 15th Floor
New York, NY 10022
(646) 582-1800
With a copy to:
Stephen Burdumy, Esq.
Drinker Biddle & Reath LLP
18th and Cherry Streets
Philadelphia, Pennsylvania 19103-6996
(215) 988-2700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 6, 2006
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	98906R109

1	NAMES OF REPORTING PERSONS: Claudio M. Guazzoni

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		16,767,231 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		7,796,819 shares

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

16,767,231 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

58.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

     This Amendment No. 1 to Schedule 13D amends the information relating to Reporting Person Claudio M. Guazzoni, as filed in the original Schedule 13D on February 15, 2001 (the “Original Schedule 13D”). The Original Schedule 13D was a joint filing that included information for Mr. Claudio Guazzoni, and also for Reporting Person David M. McCarthy. The Amendments set forth below are intended only to amend the information of Mr. Claudio Guazzoni. Mr. Claudio Guazzoni makes no representations regarding, and takes no responsibility for, any amendments which may be necessary to Mr. McCarthy’s information contained in the Original Schedule 13D.
Item 1. Security and Issuer.
     Item 1 of the Original Schedule 13D as it pertains to Mr. Claudio Guazzoni is hereby amended and restated as follows:
     This statement on Schedule 13D (the “Statement”) relates to the shares of common stock, $0.001 par value (the “Shares”), of Zanett, Inc., a Delaware corporation (the “Company”), with its principal place of business at 635 Madison Avenue, 15th Floor, New York, NY 10022.
Item 2. Identity and Background.
     Item 2 of the Original Schedule 13D as it pertains to Mr. Claudio Guazzoni is hereby amended and restated as follows:
     The Reporting Person is a United States citizen and has a business address of 635 Madison Avenue, 15th Floor, New York, NY 10022. The Reporting Person’s principal occupation is Chief Executive Officer of the Company. The Reporting Person also serves as a director of the Company.
     During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such civil proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 of the Original Schedule 13D as it pertains to Mr. Claudio Guazzoni is hereby amended and restated as follows:
     On July 6, 2006, the Reporting Person was granted by proxy (the “Proxy”) the power and authority to vote the Shares owned by Mr. Bruno Guazzoni on his behalf. Mr. Bruno Guazzoni is the uncle of the Reporting Person and the owner of 8,970,412 Shares, which are subject to the Proxy. The Reporting Person did not give any consideration in connection with the Proxy. As a result of the Proxy, the Reporting Person is deemed to be the beneficial owner of Mr. Bruno Guazzoni’s Shares.
     On February 1, 2007, the Reporting Person purchased 550,000 Shares from David M. McCarthy for $2.00 per share, or for aggregate consideration of $1,100,000. The sale of the Shares to the Reporting Person satisfied an antecedent debt owing by Mr. McCarthy to the Reporting Person in the amount of $1,100,000.

Item 4. Purpose of Transaction.
     Item 4 of the Original Schedule 13D as it pertains to Mr. Claudio Guazzoni is hereby amended and restated as follows:
     With regard to the Proxy, as described in Item 3 above, the Reporting Person accepted the voting rights to Mr. Bruno Guazzoni’s 8,970,412 Shares, permitting him to vote the Shares on Mr. Bruno Guazzoni’s behalf.
     With regard to the purchase of Shares from Mr. McCarthy, the Reporting Person acquired the Shares for investment. The Reporting Person does not currently have any plan or intention to acquire additional securities of the Company. Depending on the market conditions for the Shares, and other considerations, the Reporting Person may purchase and/or dispose of Shares from time to time.
     To the knowledge of the Reporting Person, he has no plans or proposals that relate to or would result in any of the transactions referred to in sub-items (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Company.
     Item 5 of the Original Schedule 13D as it pertains to Mr. Claudio Guazzoni is hereby amended and restated as follows:
     (a) and (b) Based upon information provided by the Company in its Form 10-Q filed with the Commission on November 14, 2006, the number of shares outstanding on November 10, 2006 was 28,714,804. As of the date of this Amendment No. 1, the Reporting Person may be deemed to have beneficial ownership of, and the power to vote, 16,767,231 shares of Common Stock, or 58.4% of the 28,714,804 outstanding shares of Common Stock. The Reporting Person retains the sole power to vote 16,767,231 shares of Common Stock, and the sole power to dispose of 7,796,819 shares of Common Stock of the Company.
     (c) During the past 60 days, the Reporting Person has effected the following transactions in the Common Stock through the open market:

Date	Number of Shares Acquired	Price Per Share
February 1, 2007	550,000	$2.00

During the past 60 days, the Reporting Person has disposed of shares of Common Stock through the following private transactions:

Date	Number of Shares Disposed	Price Per Share
February 12, 2007	200,000	$0.0001

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Item 6 of the Original Schedule 13D as it pertains to Mr. Claudio Guazzoni is hereby amended and restated as follows:
     The Reporting Person received by proxy, dated July 6, 2006 (as defined in Item 3, above, the “Proxy”), the power and authority to vote the Shares owned by Mr. Bruno Guazzoni on his behalf. Pursuant to the Proxy, the Reporting Person has the sole power to vote the 8,970,412 Shares owned by Mr. Bruno Guazzoni, the Reporting Person’s uncle. A copy of the Proxy is filed as Exhibit 1 attached hereto and is incorporated herein by reference. The summary of the Proxy contained herein is qualified in its entirety by reference to such Exhibit.
     Except as set forth in this Amendment No. 1, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Company.
Item 7. Material to be Filed as Exhibits.
     Item 7 of the Original Schedule 13D as it pertains to Mr. Claudio Guazzoni is hereby amended and restated as follows:
     1. Proxy, dated July 6, 2006, between Mr. Bruno Guazzoni and Mr. Claudio Guazzoni.

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SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: Name:	/s/ Claudio M. Guazzoni Claudio M. Guazzoni
Dated: February 16, 2007